UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Disclosure of 2nd Quarter Results compared to results for the 1st Quarter of 2003.

Banco Bradesco, Brazil’s largest Private Group in revenues for the fifth year in a row and Brazil’s largest Bank in equity, according to the 2003 issue of Exame Magazine’s Best and Biggest Guide, announced its second-quarter results for 2003 (2Q03). The Bank reported net income of R$ 519 million, up by 2.2% compared to income reported for the first quarter of 2003 (1Q03), of R$ 508 million and earnings per thousand shares of R$ 0.33, for both quarters. The annualized return on closing stockholders’ equity, average stockholders’ equity and total assets was 17.66%, 18.79% and 1.35%, respectively, compared with 18.50%, 19.98% and 1.41% for 1Q03.

The quarter was marked by the following important events:

  On May 19, conclusion of the integration process of Banco Mercantil de São Paulo with Bradesco and the conversion of Mercantil Branches into Bradesco Branches

  On May 19, the start-up of Bradesco Prime activities.

  In June, conclusion of the process to acquire 49% of voting capital and 99.99% of non-voting capital of Banco Bilbao Vizcaya Argentaria Brasil S.A. as well as the incorporation of the remaining stockholders’ shares by Bradesco, transforming BBV Banco into a wholly owned subsidiary.

  On June 9, the election of two External Members to the Bank’s Board of Directors, José Fonollosa García and Ricardo Espírito Santo Silva Salgado, representing respectively Banco Bilbao Vizcaya Argentaria, S.A. - BBVA, Spain and Banco Espírito Santo, S.A. – BES, Portugal.

  At June 30, approval of the payment to stockholders of interest attributed to own capital on July 31, for the first half of 2003, corresponding to 10 times the monthly interest amount.

The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in reais, in accordance with Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank’s website (www.bradesco.com.br).

1. Highlights for the second quarter of 2003

  Net Income was R$ 519 million for 2Q03, up by 2.2% as compared to net income for 1Q03.

  -  Financial Activity results were R$ 390 million, a 17.5% increase over results for 1Q03.

  -  The Insurance Group (Insurance, Private Pension Plan and Savings Bond companies) contributed with results of R$ 104 million

  -  The results of other activities totaled R$ 25 million.

  The financial margin was R$ 2.617 million, a decrease of 22.3% as compared to 1Q03.

  Operating Income was R$ 859 million, down by 24.6% in comparison with 1Q03.

  Consolidated Assets amounted to R$ 154,489 million, a growth of 6.5% as compared to 1Q03.

  The Basel capital adequacy ratio was 16.4% on a consolidated financial basis and 14.5% on a total consolidated basis, compared to 19.7% and 17.1% respectively, in 1Q03.

  The permanent assets to stockholders' equity ratio was 43.9% on a consolidated financial basis and 31.6% on a total consolidated basis, compared to 42.5% and 31.3%, respectively in 1Q03.

2. Analysis of Consolidated Results

2.1 Income from Lending and Trading activities

Income from Credit and Leasing Operations totaled R$ 2,751 million, down by 8.7% as compared to 1Q03. This decrease mainly reflects: (i) negative exchange variation of 14.35% in 2Q03 compared to 5.10% in 1Q03, impacting U.S. dollar-denominated or dollar-indexed operations.

Results of Securities and Financial Derivative Instrument Operations totaled R$ 634 million, a decrease of 70.7% compared with 1Q03. The decrease was mainly generated by negative exchange variation in 2Q03, impacting securities denominated or indexed in U.S. dollars and derivative financial instruments, used to hedge operations. In addition, the positive impact verified in 1Q03, as a result of market recovery, was not repeated.

Financial Income on Insurance, Private Pension Plans and Savings Bonds totaled R$ 1,172 million, down by 18.7% in comparison with 1Q03. This variation was mainly generated by: (i) the downturn in IGPM-indexed securities; (ii) non-repetition in 2Q03 of the positive impact following the market recovery verified in 1Q03; partially offset by (iii) the increase in the volume of securities subject to technical reserves.

Results of Foreign Exchange were R$ 169 million, up by 70.7% over 1Q03. This account should be analyzed net of foreign funding expenses used to finance import/export operations. Net of these deductions, results would total R$ 72 million in 1Q03 and R$ 106 million in 2Q03, as a result of the increase in foreign exchange portfolio volume.

2.2 Expenses for Lending and Trading Activities

Interest and charges on deposits totaled R$ 1,826 million, down by 31.6% compared to 1Q03. This downturn mainly reflects negative exchange variation in 2Q03, particularly impacting securities issued abroad.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds totaled R$ 756 million, down by 16.2% in comparison with 1Q03. The variation was mainly generated by: (i) the downturn in IGPM-indexed reserves; (ii) non-repetition in 2Q03 of the positive impact following market recovery verified in 1Q03, affecting assets subject to technical reserves, reflected accordingly, partially offset by the increase in the volume of technical reserves.

Expenses for borrowings and onlendings were R$ 103 million against R$ 141 million in 1Q03. This decrease was substantially generated by negative exchange variation on foreign borrowings and onlendings.

Expenses for provision for loan losses totaled R$ 586 million, 27.6% less than in 1Q03. Excluding the additional provisions of R$ 298 million and R$ 14 million, recorded in 1Q03 and 2Q03, respectively, there is an increase of R$ 63 million.

2.3 Financial Margin

Financial margin totaled R$ 2,617 million, down by 22.3% in comparison with 1Q03. The decrease in this margin reflects the increase in the compulsory deposit rate, greater negative exchange variation in 2Q03 and non-repetition in 2Q03 of the positive impact following market recovery verified in 1Q03. The annualized financial margin on average total assets decreased from 9.7% in 1Q03 to 7.2% in 2Q03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these periods, the annualized financial margin would be 10.2% and 8.1%, respectively.

2.4 Other Operating Income and Expenses

Income on Commissions and Fees totaled R$ 1,080 million in 2Q03, up by 6.6% compared with 1Q03. Growth for the quarter reflects increased revenue from: (i) income on fund management – R$ 23 million; (ii) checking accounts – R$ 15 million, mainly maintenance charges; (iii) credit operations – R$ 13 million, mainly from contracting and opening of credit; (iv) the consolidation of BBV Banco – R$ 10 million; (v) collection - R$ 5 million, offset by decreased revenue from (vi) credit cards – R$ 8 million.

Income on Insurance Premiums, Private Pension Plans and Savings Bonds totaled R$ 2,909 million in 2Q03, a 5% increase over 1Q03. This variation was mainly derived from an increase in auto-line sales and savings bonds.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds totaled R$ 737 million in 2Q03, a decrease of 25.4% compared to 1Q03. This variation was generated by: (i) fewer supplementary pension plan product sales in 2Q03; offset by (ii) increased sales of auto-line products and savings bond certificates.

Insurance Claims were R$ 1,237 million, up by 21.4% compared to 1Q03. The increase in claims was mainly generated by: (i) increased Life and VGBL insurance premium redemptions, as well as the lengthening of the provision for claims incurred but not reported (IBNR) from 6 to 12 months in the health line and to a lesser degree: (ii) the increase in Auto-line claims

Personnel Expenses for the quarter were R$ 1,148 million, increasing by 9% over 1Q03. This increase was generated mainly by: (i) increased expenses for benefits – R$ 36 million; (ii) an increase in the number of employees, following the consolidation of BBV Banco, with expenses of R$ 29 million; (iii) training – R$ 10 million; and (iv) lower expenses as a result of the concentration of vacation pay in 1Q03.

Administrative Expenses for the quarter were R$ 1,153 million, corresponding to an increase of 4.7% in comparison with 1Q03. The increase for this quarter reflects increased expenses for: (i) consolidation of BBV Banco - R$ 31 million; (ii) publicity and advertising - R$ 11 million; and (iii) third-party services – R$ 9 million.

2.5 Operating Income

Operating income was R$ 859 million, down 24.6% compared to 1Q03. This oscillation was mainly generated by: (i) negative variation in financial margin; (ii) increase in personnel and administrative expenses; partially offset by (iii) reversal of provisions, mainly for exchange variation; (iv) decrease in expenses for PDD; and (v) increase in income from commissions and fees.

2.6 Taxes and Contributions

Taxes and contributions paid and accrued, including social security contributions, totaled R$750 million, corresponding to 1.44 times net income for 2Q03. In 1Q03, taxes and contributions were equivalent to 1.74 times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities totaled R$ 42,796 million, a growth of 24.3% as compared to 1Q03 and are classified as follows: 77.5% are “Trading Securities”, 9.7% are “Available for Sale”, 11% are “Held to Maturity” and 1.8% are “Derivative Financial Instruments”. The securities portfolio includes restricted securities and technical reserves of the Organization’s insurance, private pension plan and savings bond companies. Securities comprised 27.7% of the total consolidated assets in 2Q03, as compared 23.7% in 1Q03.

3.2 Credit Operations

The Credit Portfolio totaled R$ 53,048 million, growing by 6.8% compared to 1Q03.

AA to C rated credit transactions totaled R$ 47,832 million and comprise 90.1% of the Credit Portfolio for the period, compared to 90.7% in 1Q03.

The balance of the allowance for loan losses (PDD) totaled R$ 4,109 million, an increase of 5.3% in relation to 1Q03, corresponding to 7.7% of the credit portfolio, compared with 7.9% in 1Q03.

Charge-offs for the period amounted to R$ 550 million, 3.8% less than in 1Q03, corresponding to 1% of the credit portfolio, compared with 1.2% in 1Q03.

The abnormal course credit portfolio comprising D to H ratings (credits past due for more than 60 days, plus respective future installments) totaled R$ 2,871 million, an increase of 4.7% compared to 1Q03. The total allowance (R$ 4,109 million) covers 143.1% of this portfolio. In 1Q03, coverage was 142.3%.

3.3 Funds Obtained

Total deposits amounted to R$ 56,822 million, an increase of 3.6% compared to 1Q03. Deposits comprise R$ 11,525 million in demand deposits, R$ 20,736 million in savings deposits, R$ 24,521 million in time deposits and R$ 40 million in interbank deposits.

Borrowings and onlendings totaled R$ 14,572 million, down by 10.2% in comparison with 1Q03.

Subordinated debt totaled R$ 3.338 million, 75.5% in local currency and 24.5% in foreign currency.

Technical reserves for Insurance, Savings Bonds and Private Pension Plans totaled R$ 22,732 million, an 8% growth rate over 1Q03.

3.4 Stockholders’ Equity

Stockholders’ equity totals R$ 12,522 million, up by 7% compared to 1Q03.

Managed stockholders’ equity is R$ 12,629 million, or 8.2% of consolidated assets, compared with 8.1% in 1Q03.

Total reference equity (capital base) is R$ 15,922 million, a growth rate of 5.1% compared to 1Q03.

Net equity per thousand shares is R$ 7.90.

4. Funds under Management

Funds under management by Bradesco Asset Management totaled R$ 83,360 million, of which R$ 61,645 million is in Investment Funds and R$ 21,715 million in Customer Portfolios, increases of 12.4% and 3.1%, respectively, compared to 1Q03.

5. Customer Service Network

At the end of June 2003, the Bradesco Organization offered customers the use of 9,969 service outlets including:

3,362	Branches in Brazil (Bradesco - 2.700, Banco BCN - 222, BBV Banco - 439 and Banco Finasa - 1).

7	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 2 in Nassau, Bahamas (Boavista and BBV Banco).

7

Subsidiaries abroad: Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. and Banco Mercantil de São Paulo International S.A., both in Luxembourg, Boavista Banking Ltd. in Nassau, Cidade Capital Markets Ltd. in Grand Cayman, Bradesco Services Co. Ltd. in Tokyo and Bradesco Securities, Inc. in New York.

2,830	Banco Postal branches.

1,936	Banking service posts and outlets in companies (Bradesco - 1,678, BBV – 65 and BCN - 193)

1,772	Outplaced terminals in the Bradesco Day and Night Self-service Network.

55	Branches of Finasa Promotora de Vendas, present in 12,596 vehicle dealerships and 730 stores selling furniture and home decor, IT related equipment, tourism and finishing materials, among others.

21,491	ATMs in the Bradesco Day and Night Self-service Network, 12,272 of which also operate at weekends and on bank holidays.

Bradesco Internet Banking has more than 5.3 million registered users, who carried out 72.5 million transactions in 2Q03.

Shopinvest Bradesco has 687 thousand registered customers and conducted 180 thousand transactions in 2Q03, an increase of 133.8% compared to the number of transactions carried out in 1Q03.

ShopCredit, the Bank’s Loan and Financing website, computed 156 thousand transactions/operations in 2Q03.

6. Human Resources

The Bradesco Organization’s headcount totals 78,148 employees, with 56,808 employed by Bradesco and 21,340 by its subsidiary companies, 4,677 of whom at BBV Banco.

The Bank continued its extensive training program focused on the professional qualification and development of its staff, in the ongoing pursuit to improve the quality of its customer service and standards. In 2Q03, 359 courses were given with 105,003 employee participations.

7. The Bradesco Organization’s Social Action Program

In the social area, the Organization’s central pillar is firmly rooted in the educational program, developed by Fundação Bradesco (Bradesco Foundation), which provides education for more than 105 thousand students completely free of charge, including youth/adult education and basic professional training courses. As part of this program, the Foundation also offers its more than 49,463 thousand infant, junior, middle and technical school pupils free meals, uniforms and school materials, as well as medical/dental care.

Following the opening this year of its new unit in Boa Vista, capital of the state of Roraima, the Bradesco Foundation has extended its reach and gained an even greater presence in Brazilian day-to-day life, and now has a total of 39 Schools, installed as a priority in Brazil’s most socially and economically deprived regions, throughout its 26 states and in the Federal District.

8. Main Information on Bradesco and BBV Banco

In millions of reais	Consolidated Bradesco June 30, 2003	BBV Banco June 30, 2003 (*)	Total Consolidated
Assets	144,419	10,070	154,489
Interbank deposits	17,780	3,216	20,996
Securities	41,089	1,707	42,796
- Trading	31,772	1,377	33,149
- Available for sale	3,884	295	4,179
- Held to maturity	4,699	-	4,699
- Derivatives	734	35	769
Credit operations	49,056	3,992	53,048
- AA to C Ratings	44,105	3,727	47,832
- D to H Ratings	4,951	265	5,216
Deposits	53,354	3,468	56,822
- Demand	11,318	207	11,525
- Time	21,847	2,674	24,521
- Savings	20,154	582	20,736
- Interbank	35	5	40
Deposits received under security repurchase agreements	16,734	1,835	18,569
Borrowings and onlendings	13,318	1,254	14,572
Income from lending and trading activities	4,898	200	5,098
Expenses	(2,979)	(89)	(3,068)
Commissions and fees	1,070	10	1,080
Personnel expenses	(1,119)	(29)	(1,148)
Administrative expenses	(1,122)	(31)	(1,153)
Operating income	816	43	859
Net income	495	24	519
Investment funds and customer portfolios	80,433	2,927	83,360
(*) BBV Banco income account balances correspond to one month of consolidation.

9. Market Indicators (%)

	1Q03	2Q03
USD - Commercial rate	(5.10)	(14.35)
IGP-M	6.26	(0.35)
CDI	5.68	5.78
IPCA	5.13	1.43
TR – Reference rate	1.28	1.31
USD-Commercial rate (in reais)	3,3531	2,8720

10. Forthcoming Events

10.1. Teleconference – Results for the First Half of 2003

Date: August 4, 2003
In Portuguese:
16h30 (São Paulo time)
15h30 (New York time)
Brazil: (0xx11) 3155-1671
International: (+5511) 3155-1671
Conference Call ID: Bradesco

In English:
14h30 (São Paulo time)
13h30 (New York time)
USA: (+1 888) 694-4502 (Toll Free)
International: (+1 973) 935-8511
Conference Call ID: Bradesco

Simultaneous webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:

Contacts:
Jean Philippe Leroy	Bernardo Garcia
Executive Superintendent	Executive Manager
Phone: (# 55 11) 3684-9229	Phone: (# 55 11) 3684-9302
e-mail: 4260.jean@bradesco.com.br	e-mail: 4260.bernardo@bradesco.com.br

The information contained in this document may include future considerations that reflect the current perception and perspectives of Banco Bradesco’s Board of Executive Officers on developments in the macroeconomic environment, sector conditions, interest rates, performance and the Bank’s financial results. Any statements, expectations, capacities, plans and conjectures contained in this document and which do not describe historical facts, such as information regarding the declaration of the payment of dividends, the future direction of operations, implementation of significant operating and financial strategies, the investment program, factors or trends which affect the financial condition, liquidity or results of operations, are future considerations of significance provided for in the “U.S. Private Securities Litigation Reform Act” of 1995 and contemplate various risks and uncertainties. There is no guarantee that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operating factors. Actual results could be materially different from Bradesco’s present expectations in the event of any changes to such expectations and factors.

PRESS RELEASE

Disclosure of 1st Half Results for 2003 compared to results for the 1st Half of 2002.

Banco Bradesco, Brazil’s largest Private Group in revenues for the fifth year in a row and Brazil’s largest Bank in equity, according to the 2003 issue of Exame Magazine’s Best and Biggest Guide, announced its first-half results for 2003 (1H03). The Bank reported net income of R$ 1,027 million, up by 13.6% compared to income reported for the first half of 2002 (1H02), of R$ 904 million and earnings per thousand shares of R$ 0.65, an increase of 3.2% as compared to earnings for 1H02 of R$ 0.63. The annualized return on closing stockholders’ equity, average stockholders’ equity and total assets was 17.08%, 18.66% and 1.33%, respectively, compared with 18.67%, 19.12% and 1.46% for 1H02.

The first half was marked by the following important events:

  In March, conclusion of the process to acquire the activities of Administration and Management of the Securities and Investment Fund Portfolios managed by JPMorgan Fleming Asset Management.

  In March, a 20% increase in monthly interest attributed to own capital to be paid as from April 2003.

  On March 31, the Stockholders’ Meeting held to approve the incorporation of the shares of the minority stockholders of Banco Mercantil de São Paulo S.A.

  On May 19, conclusion of the integration process of Banco Mercantil de São Paulo with Bradesco and the conversion of Mercantil Branches into Bradesco Branches

  On May 19, the start-up of Bradesco Prime activities.

  In June, conclusion of the process to acquire 49% of voting capital and 99.99% of non-voting capital of Banco Bilbao Vizcaya Argentaria Brasil S.A. as well as the incorporation of the remaining stockholders’ shares by Bradesco, transforming BBV Banco into a wholly owned subsidiary.

  On June 9, the election of two External Members to the Bank’s Board of Directors, José Fonollosa García and Ricardo Espírito Santo Silva Salgado, representing respectively Banco Bilbao Vizcaya Argentaria, S.A. - BBVA, Spain and Banco Espírito Santo, S.A. – BES, Portugal.

  At June 30, approval of the payment to stockholders of interest attributed to own capital on July 31, for the first half of 2003, corresponding to 10 times the monthly interest amount.

  Bradesco Consortium purchase plan sales commenced.

The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in reais, in accordance with Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank’s website (www.bradesco.com.br).

1. Highlights for the first half of 2003

  Net Income was R$ 1,207 million for 1H03, up by 13.6% as compared to net income for 1H02.

  -  Financial Activity results were R$ 722 million, a 25.4% increase over results for 1H02.

  -  The Insurance Group (Insurance, Private Pension Plan and Savings Bond companies) contributed with results of R$ 260 million.

  -  The results of other activities totaled income of R$ 45 million.

  The financial margin was R$ 5,984 million, a growth rate of 27.3% as compared to 1H02.

  Operating Income was R$ 1,999 million, up by 73.1% in comparison with 1H02.

  Consolidated Assets amounted to R$ 154,489 million, a growth of 23.9% compared to 1H02.

  The Basel capital adequacy ratio was 16.4% on a consolidated financial basis and 14.5% on a total consolidated basis, compared with 14.7% and 13.0% respectively, in 1H02.

  The permanent assets to stockholders' equity ratio was 43.9% on a consolidated financial basis and 31.6% on a total consolidated basis, compared to 56.1% and 46.6%, respectively in 1H02.

2. Analysis of Consolidated Results

2.1 Income from Lending and Trading activities

Income from Credit and Leasing Operations totaled R$ 5,765 million, down by 18.4% as compared to 1H02. This decrease mainly reflects negative exchange variation of 18.72% in 1H03 against negative exchange variation of 22.58% in 1H02, impacting U.S. dollar-denominated or dollar-indexed operations, which comprise 23.67% of total credit and leasing operations.

Results of Securities and Derivative Financial Instrument Operations totaled R$ 2,799 million, a 10.5% decrease compared to 1H02. The variation was mainly due to: (i)negative exchange variation for the period; and (ii) the increase in the compulsory deposit rate; offset by (iii) market recovery; and by (iv) the increase in financial volume.

Financial Income on Insurance, Private Pension Plans and Savings Bonds totaled R$ 2,613 million, a 136.9% increase over 1H02. The increase for the period was derived from (i) the growth in the average volume of investments; (ii) market recovery; and (iii) the increase in investment rates.

Results of Foreign Exchange Transactions were R$268 million. This account should be analyzed net of foreign funding expenses used to finance import/export operations, as described in Note 14a to the financial statements. Net of these deductions, results would total R$ 173 million in 1H02 and R$ 178 million in 1H03.

2.2 Expenses for Lending and Trading Activities

Interest and Charges on Deposits totaled R$ 4,496 million, down by 9.2% compared with 1H02. This decrease mainly reflects: negative exchange variation in 1H03, particularly impacting securities issued abroad, offset by an increase in deposit volume/rates.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds totaled R$ 1,658 million, up by 123.1% compared with 1H02. The growth for the period was derived from: (i) the increase in the average volume of technical reserves; (ii) market recovery and the increase in the investment rates of assets subject to technical reserves, reflected accordingly.

Expenses for Borrowings and Onlendings were R$ 38 million, a 98.5% decrease compared to 1H02. This downturn was mainly due to: (i) negative exchange variation in 1H03 against positive exchange variation in 1H02.

Expenses for Provision for Loan Losses totaled R$ 1,395 million, a 3.8% increase over 1H02. Excluding the additional provisions of R$ 57 million and R$ 312 million, recorded in 1H02 and 1H03, respectively, the decrease of R$ 203 million in this expense reflects the Bank’s more selective credit granting policy.

2.3 Financial Margin

Financial Margin was R$ 5,984 million, a growth rate of 27.3% compared to 1H02. Margin growth reflects increased volume and market recovery, partially offset by the increase in the compulsory deposit rate and negative exchange variation in 1H03. The annualized financial margin on average total assets increased from 8.1% in 1H02 to 8.3% in 1H03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these periods, the annualized financial margin would be 8.3% and 9.0%, respectively.

2.4 Other Operating Income and Expenses

Income on Commissions and Fees totaled R$ 2,093 million in 1H03, up by 17.2% compared to 1H02. This growth reflects increased revenue from: (i) cards - R$ 99 million; (ii) checking accounts – R$ 79 million, mainly maintenance charges; (iii) credit operations - R$ 79 million, mainly from contracting and opening of credit; (iv) collection - R$ 18 million; (v) the consolidation of BBV Banco – R$ 10 million; offset by decreased revenue from managed funds – R$ 11 million.

Income on Insurance Premiums, Private Pension Plans and Savings Bonds was R$ 5,679 million in 1H03, a 34.8% growth compared to 1H02. This variation was mainly derived from a greater sales volume of “Vida e Previdência” (VGBL/PGBL) line products, as well as savings bonds and auto-line insurance.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds totaled R$ 1,725 million in 1H03, a 304.0% increase over 1H02. This variation was derived from the growth in technical reserves, mainly as a result of an increase in “VGBL” and auto product sales, as well as savings bond certificates.

Insurance Claims were R$ 2,256 million, a growth rate of 28.3% in comparison with 1H02. The increase in claims was mainly generated by: (i) increased Life and VGBL insurance premium redemptions, as well as the lengthening of the provision for claims incurred but not reported (IBNR) from 6 to 12 months in the health line and to a lesser degree: (ii) the increase in Auto-line claims.

Personnel Expenses for the first half were R$ 2,201 million, a 16.8% increase over 1H02. This increase was mainly generated by: (i) salary increases, pursuant to trade-union agreements (September/02); (ii) increased expenses for benefits; and (iii) an increase in the number of employees, subsequent to the acquisition of BBV Banco in 2Q03 – R$ 29 million and Banco Mercantil – R$ 70 million, following consolidation in 2Q02.

Administrative Expenses for 1H03 totaled R$ 2,254 million, corresponding to a 21.6% increase over 1H02. The increase in this expense reflects mainly expansion in the customer service network, in particular: (i) depreciation and amortization - R$ 60 million; (ii) third-party services - R$ 50 million; (iii) rents - R$ 44 million, mainly relating to branches which were auctioned subsequent to June 2002; (iv) communications – R$ 39 million, mainly as a result of increases in public utility tariffs; (v) leasing – R$ 36 million; and (vi) consolidation of BBV Banco – R$ 31 million.

2.5 Operating Income

Operating Income totaled R$ 1,999 million, up by 72.9% as compared to 1H02. This growth is mainly derived from: (i) the positive variation in financial margin; (ii) reversal of provisions, mainly for exchange variation; (iii) increase in income from commissions and fees; partially offset by (iv) lower income from insurance; and by (v) an increase in personnel and administrative expenses.

2.6 Taxes and Contributions

Taxes and contributions paid and accrued, including social security contributions, totaled R$ 1,634 million, for 1H03, corresponding to 1.59 times net income. In 1H02, taxes and contributions were equivalent to 1.36 times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities totaled R$ 42,796 million, an increase of 12.9% as compared to 1H02 and are classified as follows: 77.5% are “Trading Securities”, 9.7% are “Available for Sale”, 11.0% are “Held to Maturity” and 1.8% are “Derivative Financial Instruments”. The securities portfolio includes restricted securities and technical reserves of the Organization’s insurance, private pension plan and savings bond companies. Securities comprised 27.7% of the total consolidated assets in 1H03, as compared to 30.4% in 1H02.

3.2 Credit Operations

The credit portfolio totaled R$ 53,048 million, an increase of 0.9% compared to 1H02.

AA to C rated credit transactions totaled R$ 47,832 million and comprise 90.1% of the credit portfolio for the period, compared to 91.1% in 1H02.

The balance of the allowance for loan losses (PDD) totaled R$ 4,109 million, an increase of 16.4% in relation to 1H02, corresponding to 7.7% of the credit portfolio, compared with 6.7% in 1H02.

Charge-offs for the period amounted to R$ 1,122 million, up by 13.3% compared with 1H02, corresponding to 2.1% of the credit portfolio, compared with 1.9% in 1H02.

The abnormal course credit portfolio comprising D to H ratings (credits past due for more than 60 days, plus respective future installments) totaled R$ 2,871 million, a decrease of 7.0% compared to 1H02. The total allowance (R$ 4,109 million) covers 143.1% of this portfolio. In 1H02, coverage was 114.3%.

3.3 Funds Obtained

Total deposits amounted to R$ 56,822 million, an 11.7% increase over 1H02. Deposits comprise R$ 11,525 million in demand deposits, R$ 20,736 million in savings deposits, R$ 24,521 million in time deposits and R$ 40 million in interbank deposits.

Borrowings and onlendings amounted to R$ 14,572 million, down by 10.6% compared to 1H02.

Subordinated debt totaled R$ 3,338 million, 75.5% in local currency and 24.5% in foreign currency.

Technical Reserves for Insurance, Savings Bonds and Private Pension Plans totaled R$ 22,732 million, a 49.4% growth compared to 1H02.

3.4 Stockholders’ Equity

Stockholders’ equity totals R$ 12,522 million, up by 23.7% compared to 1H02.

Managed stockholders’ equity is R$ 12,629 million, or 8.2% of consolidated assets, compared with 8.4% in 1H02.

Total reference equity (capital base) is R$ 15,922 million, a growth rate of 28.6% compared to 1H02.

Net equity per thousand shares is R$ 7.90.

4. Funds under Management

Funds under management by Bradesco Asset Management totaled R$ 83,360 million, of which R$ 61,645 million is in Investment Funds and R$ 21,715 million in Customer Portfolios, increases of 39.4% and 30.0%, respectively, compared to 1H02.

5. Customer Service Network

At the end of June 2003, the Bradesco Organization offered customers the use of 9,969 service outlets including:

3,362	Branches in Brazil (Bradesco – 2,700, Banco BCN - 222, BBV Banco - 439 and Banco Finasa - 1).
7	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 2 in Nassau, Bahamas (Boavista and BBV Banco).
7

Subsidiaries abroad: Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. and Banco Mercantil de São Paulo International S.A., both in Luxembourg, Boavista Banking Ltd. in Nassau, Cidade Capital Markets Ltd. in Grand Cayman, Bradesco Services Co. Ltd. in Tokyo and Bradesco Securities, Inc. in New York.

2,830	Banco Postal branches.
1,936	Banking service posts and outlets in companies (Bradesco - 1,678, BBV Banco – 65 and BCN - 193)
1,772	Outplaced terminals in the Bradesco Day and Night Self-service Network.
55	Branches of Finasa Promotora de Vendas, present in 12,596 vehicle dealerships and 730 stores selling furniture and home decor, IT related equipment, tourism and finishing materials, among others.
21,491	ATMs in the Bradesco Day and Night Self-service Network, 12,272 of which also operate at weekends and on bank holidays.

Bradesco Internet Banking has more than 5.3 million registered users, who carried out 151.8 million transactions in 1H03, a 25% increase in the number of transactions as compared to 1H02.

Shopinvest Bradesco has 687 thousand registered customers and conducted 257 thousand transactions in 1H03, an increase of 81% compared to the number of transactions carried out in 1H02.

ShopCredit, the Bank’s Loan and Financing website, computed 287 thousand transactions/operations in 1H03.

6. Human Resources

The Bradesco Organization’s headcount totals 78,148 employees, with 56,808 employed by Bradesco and 21,340 by its subsidiary companies, 4.677 of whom at BBV Banco.

The Bank continued its extensive training program focused on the professional qualification and development of its staff, in the ongoing pursuit to improve the quality of its customer service and standards. During the first six months of the year, 702 courses were given with 206,056 employee participations.

7. The Bradesco Organization’s Social Action Program

In the social area, the Organization’s central pillar is firmly rooted in the educational program, developed by Fundação Bradesco (Bradesco Foundation), which provides education for more than 105 thousand students completely free of charge, including youth/adult education and basic professional training courses. As part of this program, the Foundation also offers its more than 49,463 thousand infant, junior, middle and technical school pupils free meals, uniforms and school materials, as well as medical/dental care.

Following the opening this year of its new unit in Boa Vista, capital of the state of Roraima, the Bradesco Foundation has extended its reach and gained an even greater presence in Brazilian day-to-day life, with a total of 39 Schools, installed as a priority in Brazil’s most socially and economically deprived regions, throughout its 26 states and in the Federal District.

8. Main Information on Bradesco and BBV Banco

In millions of reais	Consolidated Bradesco June 30, 2003	BBV Banco June 30, 2003 (*)	Total Consolidated
Assets	144,419	10,070	154,489
Interbank deposits	17,780	3,216	20,996
Securities	41,089	1,707	42,796
- Trading	31,772	1,377	33,149
- Available for sale	3,884	295	4,179
- Held to maturity	4,699	--	4,699
- Derivatives	734	35	769
Credit operations	49,056	3,992	53,048
- AA to C Ratings	44,105	3,727	47,832
- D to H Ratings	4,951	265	5,216
Deposits	53,354	3,468	56,822
- Demand	11,318	207	11,525
- Time	21,847	2,674	24,521
- Savings	20,154	582	20,736
- Interbank	35	5	40
Deposits received under security repurchase agreements	16,734	1,835	18,569
Borrowings and onlendings	13,318	1,254	14,572
Income from lending and trading activities	11,982	200	12,182
Expenses	(7,504)	(89)	(7,593)
Commissions and fees	2,083	10	2,093
Personnel expenses	(2,172)	(29)	(2,201)
Administrative expenses	(2,223)	(31)	(2,254)
Operating income	1,956	43	1,999
Net income	1,003	24	1,027
Investment funds and customer portfolios	80,433	2,927	83,360
(*) BBV Banco income account balances correspond to one month of consolidation.

9. Market Indicators (%)

	1H02	1H03
USD - Commercial rate	22.58	(18.72)
IGP-M	3.48	5.89
CDI	8.67	11.79
IPCA	2.94	6.64
TR – Reference rate	1.16	2.61
USD - Commercial rate (in reais)	2.8444	2.8720

10. Forthcoming Events

10.1. Teleconference – Results for the First Half of 2003

Date: August 4, 2003
In Portuguese:
16h30 (São Paulo time)
15h30 (New York time)
Brazil: (0xx11) 3155-1671
International: (+5511) 3155-1671
Conference Call ID: Bradesco

In English:
14h30 (São Paulo time)
13h30 (New York time)
USA: (+1 888) 694-4502 (Toll Free)
International: (+1 973) 935-8511
Conference Call ID: Bradesco

Simultaneous webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:

Contacts:
Jean Philippe Leroy	Bernardo Garcia
Executive Superintendent	Executive Manager
Phone: (# 55 11) 3684-9229	Phone: (# 55 11) 3684-9302
e-mail: 4260.jean@bradesco.com.br	e-mail: 4260.bernardo@bradesco.com.br

The information contained in this document may include future considerations that reflect the current perception and perspectives of Banco Bradesco’s Board of Executive Officers on developments in the macroeconomic environment, sector conditions, interest rates, performance and the Bank’s financial results. Any statements, expectations, capacities, plans and conjectures contained in this document and which do not describe historical facts, such as information regarding the declaration of the payment of dividends, the future direction of operations, implementation of significant operating and financial strategies, the investment program, factors or trends which affect the financial condition, liquidity or results of operations, are future considerations of significance provided for in the “U.S. Private Securities Litigation Reform Act” of 1995 and contemplate various risks and uncertainties. There is no guarantee that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operating factors. Actual results could be materially different from Bradesco’s present expectations in the event of any changes to such expectations and factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.